MMTEC, Inc.

c/o Gujia (Beijing) Technology Co., Ltd.,

Room 608A, Air China Century Building,

40 Xiaoyun Road, Chaoyang District, Beijing, 100020

People’s Republic of China

December 20, 2018

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MMTEC, Inc.
Request for Acceleration of Registration Statement, as amended, on Form F-1
File No. 333-227934

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), MMTec, Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form F-1 (File No. 333-227934) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:30P.M., Washington, D.C. time, on December 26, 2018, or as soon thereafter as practicable.

Very truly yours,

MMTEC, Inc.

/s/ Zhen Fan
Name: Zhen Fan Title: Chief Executive Officer